Advent/Claymore Global Convertible Securities & Income Fund

2455 Corporate West Drive

Lisle, Illinois 60532

September 10, 2007

Mr. John M. Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:

Advent/Claymore Global Convertible Securities & Income Fund (the “Fund”)—
Request for Withdrawal of Pre-Effective Amendment to the Fund’s Registration
 Statement on Form N-2 (File Nos. 333-140951 and 811-22022)

Dear Mr. Ganley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Advent/Claymore Global Convertible Securities & Income Fund (the “Fund”) hereby requests withdrawal of the pre-effective amendment to its registration statement on Form N-2 (Accession No. 0001104659-07-067520), together with all exhibits filed therewith, filed on September 7, 2007 (the “Amendment”).

The Amendment was inadvertently filed electronically with the Securities and Exchange Commission in error under an incorrect file number and has subsequently been re-filed under the correct file number.  No securities have been issued or sold in connection with the Amendment.

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 386-7407.

Thank you for your assistance in this matter.

Sincerely,

ADVENT/CLAYMORE GLOBAL CONVERTIBLE
SECURITIES & INCOME FUND

By:	/s/ Rodd Baxter
Rodd Baxter
Secretary